UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-55631

(Check One): [_] Form 10-K  [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

For year Ended: March 31, 2020

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable.

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

___________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I--REGISTRANT INFORMATION

Zhong Yuan Bio-Technology Holdings Limited

Full Name of Registrant

China Biotech Holdings Limited

Former Name if Applicable

Suite 2432, Sun Hung Kai Centre, 30 Harbour Road

Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong

City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant has experienced a delay in preparing the Form 20-F and the financial statements required in the Form 20-F for the year ended March 31, 2020 and needs additional time to complete the Form 20-F and the audited financial statements for the year ended March 31, 2020. The delay is in part related to the impact of the COVID 19 virus upon the Registrant and is employees.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	CHANG Ting Ting Tina	+852	2919-8916
	(Name)	(Country Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report a net loss before income taxes of approximately $71,503 for the fiscal year ended March 31, 2020, as compared to a reported income before income taxes of approximately $296,095 for the fiscal year ended March 31, 2019. The registrant anticipates reporting comprehensive loss of $85,996 for the fiscal year ended March 31, 2020, as compared to a reported comprehensive income of approximately $288,884 for the fiscal year ended March 31, 2019, a decline of $374,880.

Zhong Yuan Bio-Technology Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 31, 2020	By:	/s/ CHANGE Ting Ting Tina
CHANG Ting Ting Tina President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.